Exhibit 99.1

Maris-Tech Expands Engagement with Governmental Customer in Intelligence Gathering Applications

Rehovot, Israel, April 06, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced that it has received an additional order from an existing governmental customer, extending the ongoing deployment of its intelligence gathering solutions.

The order is a part of continued operational use of Maris-Tech’s systems, supporting intelligence gathering applications that require real-time video processing and analysis at the edge, particularly in bandwidth-constrained and mission-critical environments.

The expanded engagement reflects the customer, with orders exceeding aggregate value of $400,000 since the beginning of the year, reflects the customer’s satisfaction with Maris-Tech’s compact, AI-powered video solutions, which enable video capture, processing, and transmission directly at the point of collection.

Israel Bar, Chief Executive Officer of Maris-Tech, commented: “We are seeing continued use of our systems in operational environments. We believe that repeat orders from existing customers reflect the consistency and reliability of our solutions in meeting real-world mission requirements.”

Maris-Tech continues to support intelligence and defense-related applications with edge-based video and AI technologies designed for deployment in complex operational conditions.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the benefits, advantages and capabilities of its systems and solutions, continued use of its systems in operational environments and its belief that repeat orders from existing customers reflect the consistency and reliability of our solutions in meeting real-world mission requirements. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

nir@maris-tech.com